 

DEREK OIL & GAS and IVANHOE ENERGY
FORMALIZE LAK RANCH AGREEMENTS

VANCOUVER, CANADA, January 20, 2004 — Derek Oil & Gas and Ivanhoe Energy announced today that formal agreements have been signed for the joint development of the LAK Ranch field, a thermal recovery/horizontal well oil project in Weston County, Wyoming. Surface preparations are under way and steaming operations are expected to begin before the end of the first quarter. Assuming successful development of the project, the companies expect to recover between 30 and 70 million barrels of oil using thermal recovery techniques. The LAK Ranch oil contains high levels of naphtha and is expected to command a premium to West Texas Intermediate (WTI) benchmark pricing.

Under the terms of a farm-in agreement and a joint operating agreement, Ivanhoe has become operator and will earn an initial 30% working interest in the project by financing the capital cost of the pilot phase. Following the pilot phase, Ivanhoe will have the option to increase its working interest to 60% by providing additional capital toward the initial development phase until a total of $5.0 million (U.S.) is reached. After that, all future capital expenditures will be shared on a working-interest basis. Should Ivanhoe elect not to proceed beyond the pilot phase its working interest will be reduced to 15% and Derek will become operator.

The LAK Ranch field covers approximately 7,500 acres in Wyoming's prolific Powder River basin. To date, Derek has completed a SAGD (steam-assisted-gravity-drainage) well pair to a depth of 1,000 feet and 1,800 feet horizontally into the Newcastle Sand formation. Surface steam-injection and oil-recovery equipment is in-place. Extensive testing indicates that because of the viscosity of the oil, production can be expected to respond dramatically to the application of continuous heat through steam injection.

Initially, steam will be injected into the existing horizontal well and production is expected to commence shortly thereafter. By summer, five vertical steam-injection wells are expected to be drilled, providing continuous steam application to the reservoir and increasing production volumes from the horizontal production well. Ivanhoe also plans a high-resolution 3-D seismic data acquisition program to further identify the limits of the field.

Assuming a successful pilot phase, the development program is expected to include additional horizontal production wells, new steam-injection wells (vertical or horizontal) and expansion of surface facilities. Ivanhoe estimates that the initial development program could grow to more than 20 wells producing in excess of 4,500 barrels per day. Optimum daily production rates could exceed 10,000 barrels per day.

Derek has an agreement with SEC Oil & Gas Partnership (SEC) that will result in SEC becoming a 5% working-interest owner in the project if certain conditions are met. In that event, the working interests of the three parties in the LAK Ranch Project will be Ivanhoe 60%, Derek 35% and SEC 5%.

The average combined royalty payable to landowners and overriding royalty holders on the LAK Ranch Project is approximately 21%. This figure includes approximately 4.14% in royalties that Derek bought back on certain tracts within the LAK Ranch Project from landowner royalty holders and overriding royalty holders.

Supplementary Information

A horizontal well, with a lateral extension of 1,500 feet, is expected to cost approximately $600,000 (U.S.) and vertical steam injection wells are expected to cost approximately $60,000 (U.S.). The Newcastle Sand formation is Lower Cretaceous sandstone and there are many fields producing from this formation located elsewhere in the basin. Colorado-based Surtek, a reservoir-engineering firm specializing in enhanced recovery applications, has provided the estimates of 100 million barrels of oil in place for the LAK Ranch field. Ivanhoe currently estimates that between 30% and 70% of the estimated oil in place may be recoverable. Naphtha is a lighter fraction of crude oil and is used in the blending of jet fuel by the local refinery. Viscosity is used to describe the level to which oil products will flow; that is, lower viscosity or lighter oil flows more readily from the reservoir and through pipelines than heavier oil with a higher viscosity.

Information contacts

Ivanhoe Energy: Investors Relations +1.604.688.8323. info@ivanhoe-energy.com
Derek Oil: Investor Relations 1-888-756-0066 or (604) 331-1757. invest@derekoilandgas.com

Ivanhoe Energy (USA) Inc.	**Derek Oil & Gas Corporation**
"Leon Daniel"	*"Barry C.J. Ehrl"*
Leon Daniel, President & CEO	Barry C.J. Ehrl, President & CEO

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of recoverable oil, expected oil prices, expected costs, statements relating to the continued advancement of the LAK Ranch project and other statements which are not historical facts. When used in this document, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although Ivanhoe Energy believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices and other risks disclosed in Ivanhoe's Annual Report on Form 10-K and Derek's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.